Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 2:   Affiliates Trading Activities on the ATS

      a.   Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

Yes ☒   No ☐

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

BofAS Affiliates do not have direct access to Instinct X (See Part II, Item 5 for a discussion of Direct and Indirect Subscribers to Instinct X). Any Affiliate of BofAS may send orders to a BofAS trading desk for handling and, based on the discretion of the desk handling the orders, all or some of the Affiliate's orders may be routed to Instinct X at the discretion of a BofAS algorithm or the BofAS SOR used by the desk. Set forth below are the BofAS Affiliates whose orders or conditional placements accessed Instinct X in the last calendar quarter.

Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPFS")~~, an Affiliate described below,~~ is a U.S. registered affiliated broker-dealer that may use a BofAS algorithm or the BofAS SOR to handle an order and, based on the discretion of the algorithm or SOR, some or all of MLPFS's orders may be routed to Instinct X. The determination of whether to send a conditional placement to Instinct X on behalf of an Affiliate is made by the BofAS algorithm or BofAS SOR handling the Affiliate's original order. MLPFS ~~is a U.S. registered affiliated broker-dealer that sends~~ orders ~~to BofAS~~ that ultimately access Instinct X do so using the MPIDs "MLWM" and "MLMA." Instinct X receives MLPFS orders in an agency capacity with the exception of the principal orders Instinct X may receive in connection with MLPFS's unwinding of bona fide errors or positions resulting from customer accommodations.

Orders and conditional placements of Bank of America, N.A. ("BANA"), a U.S. affiliated national bank, also can be routed to Instinct X (through a BofAS trader authorized to act on behalf of BANA). Instinct X receives and handles these BANA orders and conditional placements, under the MPID "MLCO," in an agency capacity.

~~The following are the foreign broker-dealer (or local equivalent) BofAS Affiliates authorized to trade U.S. equities: (i) Bank of America Merrill Lynch International Designated Activity Company; (ii) BofA Securities~~

~~Europe SA; (iii) DSP Merrill Lynch Limited; (iv) Merrill Lynch (Asia Pacific) Limited; (v) Merrill Lynch Canada Inc.; (vi) Merrill Lynch Capital Markets España, S.A., S.V.; (vii) Merrill Lynch Equities (Australia) Limited; (viii) Merrill Lynch International; (ix) Merrill Lynch Japan Securities Co., Ltd.; (x) Merrill Lynch Markets Singapore Pte. Ltd.; (xi) Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários; (xii) Merrill Lynch South Africa Proprietary Limited; (xiii) Merrill Lynch Yatirim Bank A.S.; (xiv) Merrill Lynch, Kingdom of Saudi Arabia Company; and (xv) Merrill Lynch Securities (Taiwan) Ltd. As foreign entities, these Affiliates do not have their own MPIDs. Instinct X receives principal or agency orders from these Affiliates. However, orders and conditional placements associated with these Affiliates are treated as principal in Instinct X under the MPID "MLCO."~~

Merrill Lynch International ("MLI") is a foreign affiliated broker-dealer (or local equivalent) that sends orders to BofAS that ultimately access Instinct X using the MPID "MLCO." Note, as a foreign entity, MLI does not have its own MPID. Instinct X receives principal or agency orders from MLI. However, orders and conditional placements associated with MLI are treated as principal in Instinct X.